Sime Darby Berhad

(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED

LETTER FOR MAINTENANCE OF EXEMPTION

12 September 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207
No. of Pages : 12

[redacted]

05011213

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1.	Approval of the Ministry of International Trade and Industry for proposed scheme of arrangement between Sime Darby, Tractors Malaysia Holdings Berhad ("Tractors") and the stockholders of Tractors other than Sime Darby under section 176 of the Companies Act, 1965 to privatise Tractors.	17.8.2005
2.	Proposed scheme of arrangement between Sime Darby, Tractors Malaysia Holdings Berhad ("Tractors") and the stockholders of Tractors other than Sime Darby under section 176 of the Companies Act, 1965 to privatise Tractors.	19.8.2005
3.	Approval of the Securities Commission for proposed scheme of arrangement between Sime Darby, Tractors Malaysia Holdings Berhad ("Tractors") and the stockholders of Tractors other than Sime Darby under section 176 of the Companies Act, 1965 to privatise Tractors.	23.8.2005
4.	Incorporation of new subsidiary - Sime Darby Motor Group (Australia) Pty Limited.	1.9.2005
5.	Changes in the interest of Employees Provident Fund Board, a substantial shareholder	5.9.2005
6.	Disposal of the Westminster Travel Limited Group	9.9.2005

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
SEP 19 2005
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/rh/jm/c:letter re EDMS

Form Version 2.0
General Announcement
Reference No MM-050817-62320

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not Applicable**
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Goh Lee Sean / Ow Tat Soon**
* Designation	:	**Associate Director / Assistant Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")

– PROPOSED SCHEME OF ARRANGEMENT BETWEEN SIME DARBY, TRACTORS MALAYSIA HOLDINGS BERHAD ("TRACTORS") AND THE STOCKHOLDERS OF TRACTORS OTHER THAN SIME DARBY UNDER SECTION 176 OF THE COMPANIES ACT, 1965 TO PRIVATISE TRACTORS ("PROPOSED SOA")

* **Contents :-**

This announcement is dated 17 August 2005.

On 29 March 2005, AmMerchant Bank Berhad (a member of the AmInvestment Group) (**"AmMerchant Bank"**) had announced, on behalf of the Board of Directors of Sime Darby (**"Board"**), that Sime Darby proposes to consolidate and streamline its heavy equipment and automotive businesses. To facilitate the proposed restructuring within the Sime Darby Group, it is proposed that Tractors be privatised through the Proposed SOA.

On behalf of the Board, AmMerchant Bank is pleased to announce that pursuant to the letter from the Ministry of International Trade and Industry (**"MITI"**) dated 11 August 2005, the MITI has approved the Proposed SOA, subject to the condition that the approval of the Securities Commission is obtained and the Foreign Investment Committee's Guidelines on the Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests are complied with.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

Form Version 2.0
General Announcement
Reference No MM-050819-43230

Submitting Merchant Bank (If applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not Applicable**
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Goh Lee Sean / Ow Tat Soon**
* Designation	:	**Associate Director / Assistant Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")

– PROPOSED SCHEME OF ARRANGEMENT BETWEEN SIME DARBY, TRACTORS MALAYSIA HOLDINGS BERHAD ("TRACTORS") AND THE STOCKHOLDERS OF TRACTORS OTHER THAN SIME DARBY UNDER SECTION 176 OF THE COMPANIES ACT, 1965 TO PRIVATISE TRACTORS ("PROPOSED SOA")

* **Contents :-**

This announcement is dated 19 August 2005.

On behalf of the Board of Directors of Sime Darby, AmMerchant Bank Berhad (a member of the AmInvestment Group) is pleased to announce that Sime Darby had been informed by Tractors that the High Court of Malaya had on 18 August 2005 granted an order for Tractors to hold a meeting of its stockholders (other than Sime Darby) for the purpose of considering, and if thought fit, approving the Proposed SOA, within a period of 90 days from 18 August 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.

Form Version 2.0

General Announcement

Reference No MM-050823-58973

Submitting Merchant Bank (If applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not Applicable**
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Goh Lee Sean / Ow Tat Soon**
* Designation	:	**Associate Director / Assistant Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")

– PROPOSED SCHEME OF ARRANGEMENT BETWEEN SIME DARBY, TRACTORS MALAYSIA HOLDINGS BERHAD ("TRACTORS") AND THE STOCKHOLDERS OF TRACTORS OTHER THAN SIME DARBY UNDER SECTION 176 OF THE COMPANIES ACT, 1965 TO PRIVATISE TRACTORS ("PROPOSED SOA")

* **Contents :-**

This announcement is dated 23 August 2005.

On behalf of the Board of Directors of Sime Darby, AmMerchant Bank Berhad (a member of the AmInvestment Group) (**"AmMerchant Bank"**) is pleased to announce that pursuant to a letter from the Securities Commission (**"SC"**) dated 15 August 2005, the SC has approved the Proposed SOA, subject to the following conditions:-

(a) Tractors shall surrender its listing status and be de-listed from Bursa Malaysia Securities Berhad upon completion of the Proposed SOA;

(b) AmMerchant Bank or Sime Darby shall inform the SC on the Ministry of International Trade and Industry (**"MITI"**)'s decision with regard to the equity condition imposed on Tractors' wholly-owned subsidiary, Tractors Manufacturing & Assembly Sdn. Bhd..

On 23 August 2005, AmMerchant Bank had written to the SC, on behalf of Sime Darby, to inform the SC of the MITI's revision to the equity condition imposed on Tractors Manufacturing & Assembly Sdn. Bhd.;

(c) AmMerchant Bank or Sime Darby shall inform the SC upon the completion of the Proposed SOA; and

(d) Sime Darby and Tractors to comply with the relevant requirements of the SC's Policies and Guidelines on Issue/Offer of Securities in relation to the implementation of the Proposed SOA.

The SC had also approved the Proposed SOA under the Foreign Investment Committee's Guidelines on the Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests on 15 August 2005. The said approval was not subject to any conditions.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur

Form Version 2.0
General Announcement
Submitted by S DARBY on 01/09/2005 05:05:59 PM
Reference No SD-050901-52032

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Incorporation of new subsidiary - Sime Darby Motor Group (Australia) Pty Limited

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that a new subsidiary, Sime Darby Motor Group (Australia) Pty Limited ("SDMGA"), was incorporated in Australia on 1st September 2005. The entire issued share capital of SDMGA comprising 1 ordinary share of A$1 is held by Sime Singapore Limited, a wholly-owned subsidiary of Sime Darby. The principal activity of SDMGA is investment holding.

The investment in SDMGA is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 1st September 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 05/09/2005 05:28:26 PM
Submitted by S DARBY on 05/09/2005 05:28:38 PM
Reference No SD-050901-4E55A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 150,000 shares)

Commerce Asset Fund Managers Sdn. Bhd.
(Acquisition of 400,000 shares)

RHB Asset Management Sdn. Bhd.
(Acquisition of 475,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 11/07/2005	* 400,000	
Acquired	17/08/2005	175,000	
Acquired	22/08/2005	150,000	
Acquired	24/08/2005	200,000	
Acquired	25/08/2005	100,000	

* Circumstances by reason of which change has occurred	:	Purchase of shares by the EPF Board
* Nature of interest	:	Direct
Direct (units)	:	349,582,305
Direct (%)	:	14.59
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	349,582,305
* Date of notice	:	25/08/2005

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 1st September 2005.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 05/09/2005 05:28:26 PM
Submitted by S DARBY on 05/09/2005 05:28:36 PM
Reference No SD-050829-5F892

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 16/08/2005	* 400,000	
Acquired	17/08/2005	300,000	
Acquired	18/08/2005	126,400	
Acquired	19/08/2005	227,800	

* Circumstances by reason of : Purchase of shares by the EPF Board

	which change has occurred		
*	Nature of interest	:	**Direct**
	Direct (units)	:	**348,557,305**
	Direct (%)	:	**14.55**
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	**Total no of securities after change**	:	**348,557,305**
*	Date of notice	:	**19/08/2005**

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 23rd and 25th of August 2005.

Form Version 2.0
General Announcement
Reference No SD-050630-53430

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
Related Party Transaction
Disposal of the Westminster Travel Limited Group

* Contents :-

1. Introduction

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Travel Holdings Limited ("STH"), had on 8th September 2005 entered into a Sale and Purchase Agreement ("SPA") with Randolph Investment Limited ("RIL") and Mr Daniel So Ming Fai (as guarantor for RIL) for the disposal by STH of its entire 70% equity interest in Westminster Travel Limited ("WTL"), comprising 28,000 "A" shares of HK$100 each to RIL for a total cash consideration of HK$81,300,000 ("the Disposal"). WTL has the following subsidiary and associate companies ("the WTL Group"):-

		WTL's equity interest
i.	Jecking Tours & Travel Limited ("JTT")	100%
ii.	Westminster Travel (UK) Limited ("WTUK")	100%
iii.	Westminster Travel Limited (Taiwan) ("WTLT")	100%
iv.	Sime Travel (Singapore) Private Limited ("STS")	100%
v.	Wincastle Travel (HK) Limited ("WTHK")	75%
vi.	Marsman-Westminster Travel, Inc. ("MWT")	50%
vii.	Business Travel International Westminster (Hong Kong) Limited ("BTIW")	49%

2. Information on the WTL Group

Presently, the entire issued share capital of WTL is held by STH and RIL in the proportion of 70% and 30% respectively. The WTL Group is principally engaged in the business of travel and tour agencies.

The WTL Group had net tangible assets of HK$69,762,000 as at 30th June 2005 and recorded a

net profit of HK$14,683,000 for the financial year ended 30th June 2005.

Upon completion of the Disposal, WTL, JTT, WTUK, WTLT, STS and WTHK will cease to be subsidiaries of Sime Darby. MWT and BTIW will cease to be associate companies of Sime Darby.

3. Rationale of the Disposal

The Disposal is in line with the Sime Darby Group's strategy to divest of companies involved in non-core businesses of the Group.

4. Approvals Required

The completion of the SPA is conditional upon, amongst others, the approvals of the relevant travel and government bodies, if required, or waiver thereof.

5. Liabilities and encumbrances

The WTL Group will be sold to RIL free from all charges or liens or any encumbrances and with all rights attaching thereto.

6. Consideration

The consideration for the Disposal was arrived at on a "willing buyer-willing seller" basis.

7. Effects on Earnings and Net Tangible Assets

The Disposal is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30th June 2006.

8. Cost of Investment

The total cost of investment by STH in the WTL Group is HK$24,500,000. The disposal will result in an estimated gain on disposal to STH of HK$56,800,000.

9. Interests of Directors and Substantial Shareholders

Mr Daniel So Ming Fai, who is a director of SimeWest Holdings Sdn Bhd ("SWH") which in turn owns the entire issued share capital of STH, is also a director and a substantial shareholder of RIL. He is also a director of all the companies in the WTL Group.

Mr Daniel So Ming Fai has abstained and will continue to abstain from all deliberations and voting on the Disposal at the meetings of the Board of Directors of SWH and the companies in the WTL Group.

Save as disclosed above, none of the other Directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Disposal.

10. Directors' Opinion

The Board of Sime Darby is of the opinion that the Disposal is fair and reasonable and is in the best interest of Sime Darby and its shareholders.

11. Expected completion date of the Disposal

Sime Darby envisages that the Disposal will be completed by 30th November 2005.

12. Document for Inspection

The SPA is available for inspection at the registered office of Sime Darby at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur during normal office hours from Mondays to Fridays (except public holidays) for a period of three months from the date of this announcement.

This announcement is dated 9th September 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: